SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

AXIL BRANDS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
76151R206
(CUSIP Number)
Jeffrey Brown c/o AXIL Brands, Inc. 901 S. Fremont Avenue, Unit 158 Alhambra, California 91803 (888) 638-8883
With a copy to: Jurgita Ashley Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114
(216) 566-5500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76151R206	13D	Page 2 of 5 Pages

1	Name of Reporting Person
Jeffrey Brown
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds
PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
15,143
8	Shared Voting Power
0
9	Sole Dispositive Power
375,143(1)
10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Reporting Person
375,143(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)
5.5%
14	Type of Reporting Person
IN

___________

(1)	Includes 360,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options previously granted to Mr. Brown.

CUSIP No. 76151R206	13D	Page 3 of 5 Pages

 Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of AXIL Brands, Inc., a Delaware corporation (the “Issuer” or “Company”). The Company reports that its principal executive offices are located at 901 S. Fremont Avenue, Unit 158, Alhambra, California 91803.

Item 2. Identity and Background.

This Statement is filed by Jeffrey Brown. Mr. Brown’s principal occupation is serving as the Chief Financial Officer and Chief Operating Officer and a director of the Company, which is engaged in the manufacturing, marketing, sale and distribution of high-tech, innovative hearing and audio enhancement and protection products that provide cutting-edge solutions for people with varied applications across many industries and professional quality hair and skin care products under various trademarks and brands. Mr. Brown is a U.S. citizen. The principal business address of Mr. Brown is c/o AXIL Brands, Inc., 901 S. Fremont Avenue, Unit 158, Alhambra, California 91803.

Mr. Brown has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock and stock options beneficially owned by Mr. Brown were acquired in private transactions and/or received as compensation for his services as an executive officer of the Company. The total cost for purchasing the Common Stock beneficially owned by Mr. Brown was approximately $23,600. The source of funds for the shares of Common Stock purchased by Mr. Brown was personal funds.

Item 4. Purpose of Transaction.

The information set forth under Item 6 below is incorporated herein by reference. Mr. Brown acquired the shares of Common Stock reported in this Statement for investment purposes. Mr. Brown may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by him in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable.

Mr. Brown does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Brown in his capacity as an officer or director of the Company or by the Board of Directors with his participation. Mr. Brown reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Brown may be deemed to beneficially own, in the aggregate, 375,143 shares of Common Stock, which represents approximately 5.5% of the Company’s outstanding shares of Common Stock, consisting of 15,143 shares of Common Stock held directly by Mr. Brown and 360,000 shares of Common Stock issuable upon the exercise of options held by Mr. Brown. Options held by Mr. Brown consist of the following: options to purchase 110,000 shares of Common Stock, which have an exercise price of $1.80 per share, were granted on May 10, 2022 and expire on April 20, 2032, and are fully vested as of the date of this Statement; and options to purchase 250,000 shares of Common Stock, which have an exercise price of $4.01 per share, were granted on October 14, 2024 and expire on October 14, 2034, and vest in 48 equal monthly installments, beginning on October 14, 2024, the date of grant, subject to continued employment through the vesting date.

CUSIP No. 76151R206	13D	Page 4 of 5 Pages

Each percentage ownership of Common Stock set forth in this Statement is based on 6,464,852 shares of Common Stock reported by the Company as outstanding as of October 4, 2024 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 10, 2024.

(b)	Mr. Brown has the sole power to direct the voting and disposition of the shares of Common Stock and options disclosed as beneficially owned by him in the table set forth on the cover page to this Statement.

(c)	Effective October 14, 2024, Mr. Brown was granted options to purchase 250,000 shares of Common Stock, which have an exercise price of $4.01 per share, expire on October 14, 2034, and vest in 48 equal monthly installments, beginning on October 14, 2024, the date of grant, subject to continued employment through the vesting date.

(d)	No person other than Mr. Brown is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by Mr. Brown.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Brown acquired the shares of Common Stock held directly in private transactions pursuant to separate purchase agreements entered into with the Company and a stockholder of the Company.

Item 7. Material to Be Filed as Exhibits.

99.1       Purchase Agreements relating to Common Stock.

CUSIP No. 76151R206	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 15, 2024

By:	/s/ Jeffrey Brown
Jeffrey Brown